

October 4, 2023

James Herzog
Senior Executive Vice President and Chief Financial Officer
Comerica Inc.
Comerica Bank Tower
1717 Main Street, MC 6404
Dallas, Texas 75201

> **Re: Comerica Inc.**
> **Form 10-Q for the Quarterly Period Ended June 30, 2023**
> **Filed July 26, 2023**
> **File No. 001-10706**

Dear James Herzog:

We have conducted a limited review of your quarterly report and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Supplemental Financial Data, page 61

1. We note your presentation of the Non-GAAP measures tangible common equity, excluding AOCI, tangible common equity ratio, excluding AOCI, and tangible equity per share of common stock, excluding AOCI. Further, we note your disclosure that the measures provide a greater understanding of ongoing operations and enhances comparability with prior periods. Please address the following:
    *   Tell us and revise your disclosures, in future filings, to more fully explain what these measures represent and how they provide a greater understanding of ongoing operations.
    *   Tell us how you determined the adjustment to exclude accumulated other comprehensive income (loss) is appropriate, including your consideration of whether the adjustment relates to normal, recurring activities of the Company or if it results in individually tailored accounting. Refer to Question 100.04 of the Division of

           Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP
           Financial Measures.

- Tell us whether you will continue to present these measures and adjustments during periods where there is an accumulated other comprehensive gain rather than a loss, which would result in a reduction to these non-GAAP measures excluding AOCI. Refer to Question 100.03 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
- Tell us how you concluded it was appropriate to not also add back the impact of AOCI to the denominator (total tangible assets) so that both the numerator and denominator would be calculated on a consistent basis.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact William Schroeder at 202-551-3294 or Ben Phippen at 202-551-3697 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance